May 21, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Banzai International, Inc. Registration Statement on Form S-1 (File No. 333-278871)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Banzai International, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 (File No. 333-278871) be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on Tuesday, May 21, 2024, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Gina Eiben of Perkins Coie LLP, counsel to the Company, at (503) 727-2059 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

By:	/s/ Joseph Davy
Joseph Davy
Chief Executive Officer

cc: Gina Eiben (Perkins Coie LLP)